Jeffrey E. Curtiss
Senior Vice President / Chief Financial Officer
May 3, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SEC Comment Letter dated April 19, 2006 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006
         File No. 1-06402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated April 19, 2006 with respect to the above referenced filing.
We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time. The Company’s goal is to resolve these outstanding comments in a timely manner that is acceptable to the Staff.
Our responses utilize the same captions contained in the April 19, 2006 letter and are numbered to correspond to the numbers assigned in your letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text.
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-5546 •

Mr. Larry Spirgel
May 3, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Competitive Strengths, page 16
1.	We note that you test-marketed and implemented packaged cemetery plans in 2005. Tell us more details about these cemetery plans and disclose your revenue recognition policy related to these plans.

Response: During 2005, the Company test-marketed Dignity Memorial® packaged cemetery plans in 10 of our 358 cemetery locations. These Dignity Memorial® packaged plans included both merchandise and service products including cemetery property, a marker or base, and an opening and closing of an interment space.

Subsequent to the filing of its 2005 Form 10-K, the Company examined the results from the test-market data and has determined it will make modifications to the Dignity Memorial® packaged cemetery plans prior to further testing and roll-out of the plans. The Company is uncertain at this time as to the timing and scope of any expansion of the Dignity Memorial® packaged cemetery plans. The Company will update its disclosure related to the status of the Dignity Memorial® packaged cemetery plans in its March 31, 2006 Form 10-Q within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

For the year ended December 31, 2005, the Company sold approximately 683 Dignity Memorial® packaged cemetery plans representing $5.3 million of cemetery production. This amount was less than 1.0% of the Company’s total consolidated cemetery production. The Company’s revenue recognition policy for these Dignity Memorial® packaged cemetery plans is consistent with the guidance set forth in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). In accordance with EITF 00-21, we allocate revenue in arrangements including multiple deliverables on a relative fair value basis and we recognize revenue on multiple elements of preneed contracts using recognition timing appropriate to each individual element. The individual deliverables in our Dignity Memorial® packaged cemetery plans meet the criteria set forth in paragraph 9 of EITF 00-21. Specifically, each deliverable of a Dignity Memorial® packaged cemetery plan has value to the customer on a standalone basis. This is demonstrated by the fact that we sell each deliverable separately. For this same reason, the evidence of the fair value of the undelivered items is considered to be objective and reliable as the prices of multiple element Dignity Memorial® packaged cemetery plans are determined based on the individual selling prices of each deliverable.

This policy is consistent with our revenue recognition policy related to preneed cemetery contracts as previously discussed in letters to the Staff dated March 9, 2001 and December 22, 2003. We did not include specific disclosures regarding the test-marketed Dignity Memorial® packaged cemetery plans in our 2005 Form 10-K because their revenue impact in 2005 was not material. To the extent the revenue related to these

Mr. Larry Spirgel
May 3, 2006

Dignity Memorial® packaged cemetery plans becomes material, the Company will add the appropriate disclosures related to EITF 00-21 in its future filings.
Consolidated Statements of Cash Flows, page F-7
2.	Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 – 13 of SFAS No. 95.

Response: We note your comment and will revise our consolidated statement of cash flows in future filings to reflect an additional line item entitled “Provision for doubtful accounts” in deriving net cash provided by operating activities.

3.	Tell us whether and how the activities of the preneed funeral and cemetery merchandise and services trust and cemetery perpetual care trusts are reflected in the consolidated statements of cash flows. Please cite your basis in the accounting literature that supports your treatment.

Response: We respectfully refer you to pages 21-23, Preneed Funeral and Cemetery Activities within the Critical Accounting Policies, New Accounting Pronouncements and Accounting Changes section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2005 Form 10-K. The Company has detailed its critical accounting policies related to preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts therein, including the accounting treatment of such items within our consolidated statement of cash flows.

We note that although the Company consolidates its preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts in accordance with the provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”), the Company is not the legal beneficiary of such trusts and therefore the interests attributable to the legal beneficiaries (i.e., the Company’s customers) are reflected as non-controlling interests in the Company’s consolidated financial statements. Accordingly, because the funds within the trusts are not legally distributable to the Company until the various state statutes allow their withdrawal, the Company does not believe it would be meaningful to gross-up the statement of cash flows (with inflows from financing activities and outflows from investing activities) for transactions that relate solely to the non-controlling interest holders and which are essentially non-cash activities to the Company. Only when the Company provides services or delivers merchandise does it receive unrestricted cash which can be used for general corporate purposes. Lastly, for the same reason that it would be inappropriate to affect accumulated other comprehensive income for fair value changes related to the investments held in trust (because such activities are those of the non-controlling interest holders), the Company does not believe it would be meaningful to gross up its investing cash flows for the numerous purchases and sales of investments within the trusts.

Mr. Larry Spirgel
May 3, 2006

The operating cash flow line item “Net effect of preneed funeral production and maturities” includes the net change in the balance sheet line items “Preneed funeral receivables and trust investments, “Deferred preneed funeral revenue”, and the funeral-related changes of “Non-controlling interest in funeral and cemetery trusts”. The operating cash flow line item “Net effect of preneed cemetery production and deliveries” includes the net change in the balance sheet line items “Preneed cemetery receivables and trust investment”, “Deferred preneed cemetery revenue”, “Non-controlling interest in perpetual care trusts,” and the cemetery-related changes of “Non-controlling interest in funeral and cemetery trusts”. Upon receipt of cash from customers for a preneed funeral or cemetery trust contract, the Company deposits funds into trust according to the trusting requirements of various state and provincial laws. Such in-transit funds that are required to be deposited into trusts are restricted for use and therefore cannot be used for general corporate purposes. Funds that are in-transit to the trusts at a balance sheet date are included within “Net withdrawals (deposits) of restricted funds and other” as a component of cash flow from investing activities in the Company’s consolidated statement of cash flows. The line item “Net withdrawals (deposits) of restricted funds and other” represents the net change in restricted cash which is included in “Deferred charges and other assets” on the Company’s consolidated balance sheet. In most states, the Company is allowed to retain funds above the amounts required to be deposited into trust accounts. These funds are used for working capital purposes, generally to offset the selling and administrative costs of the preneed programs.

Investment earnings on these trust assets are accumulated in the trusts and are expected to mitigate the inflationary costs of providing services and merchandise in the future. At the time the service is performed or the merchandise is delivered, the Company recognizes revenue associated with the preneed funeral or cemetery trust contract and receives distributions from the trust, which distributions include the investment earnings and the related principal amount. Because such activities underlie the Company’s core business operations and ultimately represent the cash effects of transactions and other events that will enter into the determination of net income when the contracts mature, the Company believes these activities are appropriately recorded as a component of cash flows from operating activities in accordance with paragraphs 21 — 24 of SFAS No. 95, “Statement of Cash Flows”.

As further illustration of this point, at the time the Company sells cemetery property, a portion of the proceeds received from the customer are deposited into perpetual care trust funds in accordance with state or provincial laws. The earnings from these trust funds are intended to defray cemetery maintenance costs, which the Company expenses as such costs are incurred and which therefore affect operating cash flows in the period incurred. Generally, the principal amount of these deposits cannot be withdrawn by the Company. However, the investment earnings from these trusts are distributed regularly to reimburse the Company for qualifying maintenance expenses. These disbursements from trusts are recognized as revenue to the Company when realized by the perpetual care trusts.

Mr. Larry Spirgel
May 3, 2006

Note Two – Summary of Significant Accounting Policies
Operating leases, page 56
4.	We note your operating lease terms for funeral home properties range from one to 35 years. For the longer term leases, tell us your consideration of paragraph 7(c) and 7(d) in SFAS No. 13, and why these would not be considered capital leases.
Response: The Company has evaluated the Staff’s comment and has determined from a detailed review of all of its operating leases that certain leases related to funeral home properties should have been capitalized. The Company has concluded that the aggregate financial statement impact related to these misclassified leases is not material to its consolidated financial statements for any of the three years ended December 31, 2005, nor is such aggregate impact material to any of the quarters within the two years ended December 31, 2005. In addition, the Company has concluded that the aggregate financial statement impact related to these misclassified leases is not material to its consolidated financial statements for the quarter ended March 31, 2006. As a result, the Company will record the net aggregate impact of such misclassified leases in its March 31, 2006 financial statements as a correction of an immaterial error as follows: a debit of $8.2 million to “Property and Equipment, net”; a credit of $0.5 million to “Current maturities of long-term debt”; a credit of $10.6 million to “Long-term debt”; and a debit of $2.9 million to “Other operating expense”. In addition, the Company will modify its lease disclosures in future filings to reflect the appropriate lease terms.
Goodwill, page 56
5.	Based on your disclosure, it appears that you have three reporting units within your funeral segment; North America, Germany and Singapore. Tell us how you determined your reporting units. Describe how those reporting units are included within your operating segments and how your operating segments aggregate into your reportable segments. Provide us with a detailed analysis outlining the factors in paragraph 30 of SFAS 142 and EITF Topic D-101, and the criteria in paragraph 17 of SFAS 131, that supports your conclusion that these are your reporting units. Also, address the factors that should be considered when determining “Similar Economic Characteristics” and the points that should be considered under “Additional Observations” as addressed by EITF Topic D-101. Further, tell us in detail how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

Response: The Company has determined its operating segments in accordance with paragraphs 10-15 of SFAS No. 131. The Company considered all of the factors discussed in paragraphs 10-15 in determining its operating segments. The Company engages in two lines of business: funeral operations and cemetery operations. Both of these business activities earn revenues and incur expenses, and collectively these two lines of business represent 100% of the Company’s revenues. The Company’s Chief

Mr. Larry Spirgel
May 3, 2006

Operating Officer (COO) functions as segment manager for both funeral and cemetery operations. The Company’s COO reports to and maintains regular contact with the Company’s Chief Executive Officer (CEO), who in his role as the Company’s chief operating decision maker (CODM) regularly reviews and considers the discrete financial information of the Company’s funeral and cemetery operating segments when assessing performance and allocating resources within the Company. The monthly reporting package provided to and reviewed by the Company’s CODM does not contain any disaggregated financial information below the funeral and cemetery level. In addition, the quarterly financial information provided to the Company’s Board of Directors presents the operating results of the Company’s funeral and cemetery operating segments with no further geographic or product based disaggregation.
The Company has determined its reportable segments in accordance with paragraphs 16-24 of SFAS No. 131. The Company’s reportable segments are the same as its operating segments. The Company does not combine any of its operating segments into reportable segments in its footnotes to the Company’s consolidated financial statements. The Company considered the aggregation guidance as detailed in paragraph 17 of SFAS No. 131 in relation to its funeral and cemetery operating segments. The Company determined that the criteria set forth in paragraph 17 of SFAS No. 131 were not applicable to the Company’s funeral and cemetery operating segments since the Company has not aggregated operating segments for reporting purposes.
In accordance with paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), the Company has assessed its reporting units at one level below its operating segments. The Company has also considered the guidance set forth in EITF Topic D-101 in determining such reporting units. Management has identified four reporting units within the Company: North America – funeral; Germany – funeral; Singapore – funeral; and North America — cemetery. (Note: The Company did not have any cemetery operations outside of North America as of December 31, 2005). Each of the reporting units constitutes a business for which discrete financial information is available and is regularly reviewed by segment management. Although the North America – funeral reporting unit (which is one level below the Company’s funeral operating segment) consists of operations in both the United States and Canada, the Company has not considered these geographic areas as reporting units because, in accordance with paragraph 30 of SFAS No. 142 and EITF Topic D-101, the Company’s CODM and segment management do not review the operating results of the United States and Canada as individual components. Therefore, the Company performed its annual impairment test for goodwill on its North America – funeral reporting unit. (Note: The Company did not have any cemetery segment goodwill as of December 31, 2005).

Mr. Larry Spirgel
May 3, 2006

Cemetery Operations, page 59
6.	We note costs related to the sale of property interment rights include “the property and development costs specifically identified by project.” Tell us what is included in these property and development costs, how they are allocated and how they are “specifically identified” by project. Further, tell us what you mean by the term “project.”

Response: The Company sells various types of interment rights including lot spaces, lawn crypts, mausoleums, niches, and cremation gardens.

At any given time, the Company has both constructed and unconstructed interment rights recorded in its consolidated balance sheet. When unconstructed interment rights are sold, the revenue and related costs are deferred until the revenue recognition criteria are met under SFAS No. 66. A cemetery may have one or more unconstructed interment right projects at any given time. The costs of interment rights are specifically identified to each cemetery and, within each cemetery, costs are specifically identified to each development, or project (based on the interment type described above).

The Company defines property and development costs as the cost of undeveloped land and construction costs. Construction costs are defined as costs incurred to develop property interment rights. Examples of construction costs are engineering and architectural fees, site preparation costs, materials (i.e. crypts, concrete, etc), features (statues), and landscaping costs. The Company does not capitalize interest during the construction of interment right projects due to the short duration of the construction and/or development period. The total cost of each project is considered in the calculation of the cost of each individual interment right based on the total number of interment rights in each project.

When the Company initiates the construction or development of new interment rights, location management will prepare a request for Capital Expenditure Authorization (CEA). This CEA specifically identifies the interment rights to be developed and/or constructed and costs expected be incurred. When invoices for the development and/or construction project are received, the CEA number must be referenced in order to properly record and approve the invoice for payment. These invoices are specifically tracked and allow the Company to monitor the amounts spent, by each individual CEA number.

The term “project” is synonymous with a specific CEA as described above.

Mr. Larry Spirgel
May 3, 2006

Note Nineteen – Gains and Impairment (Losses) on Dispositions, Net and Other Operating Expense
Sale of Assets to StoneMor Partners LP, page 110
7.	Tell us why you recorded the impairment charge related to these properties held for sale as a (loss) gain on early extinguishment of debt.

Response: The Company makes every effort to ensure that the disclosures in its footnotes to the consolidated financial statements are correctly worded. However, in preparing our response to this comment, we noted that our Note Nineteen disclosure incorrectly referred to the loss on disposition as “a loss on early extinguishment”. Although this disclosure was incorrectly worded, the Company’s accounting for this transaction was appropriate and in accordance with US GAAP, and the loss amount was properly reflected in the Company’s consolidated statement of operations as further described below.

In the third quarter of 2005, the Company recorded an impairment charge of approximately $19,589 in Gains and Impairment (Losses) on Dispositions, net in its consolidated statement of operations related to the sale of assets to StoneMor Partners LP. We regret that the Company described this loss as having been recorded as a Loss on Early Extinguishment of Debt in Note Nineteen to the consolidated financial statements in its 2005 Form 10-K. The Company will revise its disclosure in future filings to the extent this disclosure is required. A corrected version of the disclosure is as follows:
“In November 2005, the Company sold 21 cemeteries and six funeral homes to StoneMor Partners LP for $12,748. As a result, the Company has recorded an impairment loss in Gains and Impairment (Losses) on Dispositions, net in its consolidated statement of operations of approximately $19,589 net of a tax benefit of $10,450 for the twelve months ended December 31, 2005. The Company received $6,848 in cash and 280,952 StoneMor Limited Partner units, valued at $5,900 in November of 2005. The StoneMor Limited Partner units are recorded at cost in Other current assets in the consolidated balance sheet at December 31, 2005. Subsequent to December 31, 2005, the Company disposed of its investment in StoneMor Limited Partners LP units for $6,026, resulting in a pretax gain of $126.”

Mr. Larry Spirgel
May 3, 2006

* * * * *
In connection with our responses to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *
We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a timely manner that is acceptable to the Staff.
Sincerely,
Jeffrey E. Curtiss
Senior Vice President
Chief Financial Officer

cc:	Bob Carroll / Staff Accountant, U.S. Securities and Exchange Commission
PricewaterhouseCoopers LLP
Members of the SCI Audit Committee of the Board of Director